UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OCWEN Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675746309

(CUSIP Number)

Mar. 10, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309

1.	Names of Reporting Persons D. John Devaney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,036,400

	6.	Shared Voting Power 6,978,700

	7.	Sole Dispositive Power 1,036,400

	8.	Shared Dispositive Power 6,978,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,015,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.37%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 675746309

1.	Names of Reporting Persons United Aviation Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 3,738,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,738,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.97%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 675746309

1.	Names of Reporting Persons United Capital Markets Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 3,738,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,738,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,738,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.97%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 675746309

1.	Names of Reporting Persons United Real Estate Ventures, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 3,227,700

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,227,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,227,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.57%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Ocwen Financial Corporation (“Ocwen”)
(b)	Address of Issuer’s Principal Executive Offices 2002 Summit Boulevard Sixth Floor Atlanta, GA 30319

Item 2.
(a)	Name of Person Filing D. John Devaney (“Devaney”) United Aviation Holdings, Inc. (“UAHI”) United Capital Markets Holding, Inc. (“UCMHI”) United Real Estate Ventures, Inc. (“UREVI”)
(b)

Address of Principal Business Office or, if none, Residence

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

240 Crandon Boulevard

Suite 167

Key Biscayne, FL 33149

(c)	Citizenship United States of America Incorporated in Florida Incorporated in Florida Incorporated in Florida
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 675746309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

UCMHI is not the owner of record of any shares of Ocwen.  However, because Devaney controls UREVI and UCMHI, and UAHI is a wholly-owned subsidiary of UCMHI, Devaney may be deemed to be the beneficial owners of 6,965,700 shares of Ocwen Common Stock that are owned of record by UREVI and UAHI.  Devaney may also be deemed to be the beneficial owner of 1,049,400 shares of Ocwen controlled through retirement accounts.  All figures are as of March 10, 2015.

As of March 10, 2015:

Devaney: 8,015,100

UAHI: 3,738,000

UCMHI: 3,738,000

UREVI: 3,227,700

	(b)	Percent of class: As of March 10, 2015: Devaney: 6.37% UAHI: 2.97%

UCMHI: 2.97% UREVI: 2.57%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Devaney: 1,036,400 UAHI: 0 UCMHI: 0 UREVI: 0
(ii) Shared power to vote or to direct the vote As of March 10, 2015: Devaney: 6,978,700 UAHI: 3,738,000 UCMHI: 3,738,000 UREVI: 3,227,700
(iii) Sole power to dispose or to direct the disposition of Devaney: 1,036,400 UAHI: 0 UCMHI: 0 UREVI: 0
(iv) Shared power to dispose or to direct the disposition of Devaney: 6,978,700 UAHI: 3,738,000 UCMHI: 3,738,000 UREVI: 3,227,700

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons listed in Item 2 above are filing this Schedule as a “group” pursuant to Rules 13d-1(k)(1). As required, attached is an exhibit listing the members of the group. The Reporting Persons are not, however, filing as part of a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
March 17, 2015
Signature

/s/ D. John Devaney
D. John Devaney United Aviation Holdings, Inc.
By:	/s/ D. John Devaney
Name: D. John Devaney Title: Chief Executive Officer
United Capital Markets Holdings, Inc.

By:	/s/ D. John Devaney
Name: D. John Devaney Title: Chief Executive Officer
United Real Estate Ventures, Inc.
By:	/s/ D. John Devaney
Name: D. John Devaney Title: Chief Executive Officer

Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to above) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share of Ocwen Financial Corporation, a Delaware Corporation, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of 17th day of March, 2015.

D. John Devaney	/s/ D. John Devaney
D. John Devaney

United Real Estate Ventures, Inc.	By:		/s/ D. John Devaney
		Name:	D. John Devaney
		Title:	Chief Executive Officer

United Aviation Holdings, Inc.	By:		/s/ D. John Devaney
		Name:	D. John Devaney
		Title:	Chief Executive Officer

United Capital Markets Holdings, Inc.	By:		/s/ D. John Devaney
		Name:	D. John Devaney
		Title:	Chief Executive Officer

[Signature Page to Joint Filing Agreement, Schedule 13G]